[redacted]

10026600

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66434

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

StoneCastle Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
120 W. 45th Street, 14th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Mayers (212) 354-6500
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Matthew Mayers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StoneCastle Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

GIOVANNI GRANDE
Notary Public - State of New York
ID No. 01GR6138819
Qualified in Westchester County
My Commission Expires December 27, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONECASTLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

STONECASTLE SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
StoneCastle Securities, LLC

We have audited the accompanying statement of financial condition of StoneCastle Securities, LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of StoneCastle Securities, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2010

STONECASTLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash	$	206,967
Due from parent		53,455
	$	260,422
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	18,481
Due to affiliate		17,665
Total liabilities		36,146
Member's equity		224,276
	$	260,422

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

StoneCastle Securities, LLC (the "Company" or "StoneCastle") is a corporation organized under the laws of the state of Delaware on March 8, 2004. The Company's operations have consisted primarily of engaging in the placement of private placement securities. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

The Company is permitted to engage in the following activities with natural persons:

Private placement of securities, and
Structuring fixed income structured finance transactions.

In December 2009 FINRA approved the expansion of the Company's activities to include the following activities for institutional customers only:

Broker or dealer retailing corporate equity securities over-the-counter,
Broker or dealer selling corporate debt securities, including collateralized debt obligations, collateralized loan obligations, and bank obligations such as trust preferred securities, preferred senior debt and CDs,;
U.S. government securities dealer,
U.S. government securities broker,
Municipal securities dealer,
Municipal securities broker,
Broker or dealer selling interests in mortgages or other receivables,
Put and call broker or dealer or option writer,
Non-exchange member arranging for transactions in listed securities by exchange member; and
Trading securities for own account.

Basis of Presentation

These financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

These financial statements were approved by management and available for issuance on February 24, 2010. Subsequent events have been evaluated through this date.

Cash Concentrations

The Company maintains its cash in one bank account which at times may exceed federal insured limits.

Revenue Recognition

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on its income. The Company's parent is subject to the New York City Unincorporated Business Tax ("UBT").

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. This policy has been applied to all existing tax positions upon the Company's initial adoption for the period ended December 31, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was $170,821, which was approximately $165,821 in excess of its minimum requirement of $5,000.

3. Contingent liabilities

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. As of December 31, 2009, the Company has been named party to two legal actions. The Company intends to vigorously defend these actions as necessary. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which they will

3. Contingent liabilities (continued)

be resolved, the timing of final resolution or the ultimate settlement. In the opinion of management, after consultation with counsel, the resolution of all ongoing legal proceedings will not have a material adverse effect on the Company's statement of financial condition.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transactions

Pursuant to an agreement, the Company pays for office space, administrative services and equipment to the Company's parent. The expenses under this agreement for the year ended December 31, 2009 was $600.

The Company's parent, its affiliates and the Company, at times, incur expenses on behalf of one another. These expenses are recorded in the accompanying statement of financial condition as due from parent and due to affiliate to properly allocate expense to the entity for whom the responsibility lies. As of December 31, 2009, the due from parent and due to affiliate's balances were $53,455 and $17,665, respectively.